Exhibit 1.02

For More Information:

Investor Relations Monish Bahl CDC Corporation 678-259-8510 Mbahl@cdcsoftware.com	Media Relations Lorretta Gasper CDC Software 678-259-8631 lgasper@cdcsoftware.com

FOR IMMEDIATE RELEASE

CDC Corporation Announces Agreement for Purchase of Convertible Note Below Par Value

SFAS 157 Fair Value Measurement of CDC’s $168.0 Million of 3.75 Percent Senior Exchangeable
Convertible Notes Due 2011 is Estimated at

Approximately $ 0.76 Per $1.00 of Original Principal (Par) Value

HONG KONG, ATLANTA, Dec. 29, 2008 — CDC Corporation (NASDAQ: CHINA), a leading global enterprise software and new media company, announced today that an affiliate of the Company has entered into definitive agreement with certain of its holders of the Company’s outstanding 3.75 percent Senior Exchangeable Convertible Notes Due 2011 (Notes) to purchase such holder’s entire holdings at less than Par value. The Company has been pursuing, and intends to continue to pursue, active discussions, both directly and through its affiliates and third-parties, about possible early purchases or redemptions of outstanding Notes with the remaining Note holders.

Consistent with these activities, the Company has obtained a report from an independent third-party consultant engaged to measure the fair value of the Notes. Under generally accepted accounting principles, the Company is required to disclose the fair value of its financial instruments, both assets and liabilities, including the Notes. Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157) provides guidance on how companies should establish the fair value of their assets and liabilities.

Based upon the application of SFAS 157 and certain other assumptions and limitations inherent in the valuation process, and consistent with the results of the report provided by the Company’s third-party independent consultant, the Company believes that the fair value measurement of the Notes, as of November 10, 2008 was, and continues to be approximately $0.76 per $1.00 of Par value.

“By leveraging our own cash on hand, we are pleased that we have finalized agreement with certain of its note holders for the prompt purchase of their holdings at a price below par value, which is consistent with our current SFAS 157 valuation estimate and the results of the report provided by our third-party independent consultant,” said Peter Yip, CEO of CDC Corporation. “We feel that negotiated purchases of Notes below par value is fair for both parties in light of the current overall economic climate, and I am pleased to have the opportunity to buy these Notes at an appropriate value. Looking forward, we expect to continue to make progress and come to amicable settlements on the fair value of the remaining portion of our Notes.  In addition, we believe Note purchases will also help to decrease our debt and help to improve the financial condition and prospects of CDC Corporation.”

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding our expectations of continued discussions or any agreement with one or more of our Note holders to buy their Notes, the valuation of the Notes and the accuracy thereof, the impact of the Notes and the valuation thereof on our financial statements, and other potential Note modifications or other options, statements regarding the measurement of fair value of the Notes at November 10, 2008 and other forward-looking statements we may make. There is no assurance that the fair value measurement of the Notes at December 31, 2008 will not be higher or lower than that stated in this press release. Further, there is no assurance as to the impact of any adjustment to the carrying amount of the Notes on the Company’s consolidated financial statements for the fourth quarter or full-year 2008 or periods subsequent thereto. No prediction as to the Company’s performance of its obligations under the Notes is implied by any of the statements regarding fair value of the Notes in this release. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are no assurances these discussions will result in a definitive agreement with any of the Note holders, individually or collectively. No prediction is made as to any other impact, if any, on the assets and liabilities reported in the Company’s financial statements for the year ending December 31, 2008, from applying the guidance of FASB 157. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report on Form 20-F for the year ended December 31, 2007, as originally filed with the SEC on June 30, 2008 and amended on September 15, 2008. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.